Focus Impact BH3 NewCo, Inc.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

July 30, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: Julie Sherman, Michael Fay, Juan Grana and Jane Park

Re:	Focus Impact BH3 NewCo, Inc Draft Registration Statement on Form S-4 Submitted April 29, 2024 CIK No. 0002019793

Ladies and Gentlemen:

This letter sets forth the responses of Focus Impact BH3 NewCo, Inc (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated May 28, 2024 with respect to the above-referenced Draft Registration Statement on Form S-4 (the “Draft Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments, and the Company is concurrently publicly filing a revised Registration Statement (the “Registration Statement”) with this letter, which reflects these revisions and certain other changes. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement on Form S-4

Cover Page

1.
Staff’s comment: We note your disclosure that pursuant to the business combination, (a) each share of Focus Impact’s Class A common stock outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one share of NewCo’s Class A common stock, (b) each share of Focus Impact’s Class B common stock outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one share of NewCo Class A Common Stock, and (c) each warrant of Focus Impact outstanding immediately prior to the effectiveness of the NewCo Merger will be converted into the right to receive one warrant of NewCo. We also note that each share of common stock of XCF outstanding immediately prior to the effectiveness of the Company Merger will be converted into the right to receive shares of NewCo Class A Common Stock. Please revise your cover page to disclose the total outstanding Focus Impact shares of Class A and Class B common stock and warrants and XCF shares of common stock as of a recently practicable date. Please also disclose the number of NewCo Class A common stock and warrants that such shares would convert to as of a recently practicable date.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Registration Statement.

2.	Staff’s comment: Please revise your cover page to discuss the terms of the PIPE financing, including whether your sponsor and/or affiliates intend to participate in the financing.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that once a PIPE Financing is identified and definitive agreements with investors have been executed, the Company will include disclosure to discuss the terms of the PIPE Financing and whether our Sponsor and/or affiliates intend to participate in such PIPE Financing.

3.
Staff’s comment: Please revise the prospectus cover page to disclose the expected ownership percentages of the combined company of the Focus Impact public stockholders, the Sponsor, the Anchor Investors, XCF stockholders, and PIPE Investors. To the extent applicable, disclose the total expected ownership of the Sponsor and its affiliates following the transaction inclusive of any investments the Sponsor plans to make through the financing transactions, such as the PIPE investment. Please also revise your cover page to disclose the date by which you must complete the business combination or liquidate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2-5 of the Registration Statement.

4.
Staff’s comment: We note that the proxy statement / prospectus is asking Focus Impact stockholders to consider and vote on two proposals: the business combination proposal and the adjournment proposal. Please advise why you are not seeking stockholder approval on NewCo’s Amended and Restated Certificate of Incorporation and Bylaws. Please also revise your cover page disclosure and your notice to stockholders to prominently disclose that stockholders did not approve the charter and bylaws which will govern the post-business combination company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and page 1 of the  notice to stockholders in the Registration Statement to disclose that stockholders did not approve the NewCo Charter and NewCo Bylaws. The NewCo Charter and Bylaws will be approved by the stockholders of NewCo prior to the closing of the Business Combination.

5.
Staff’s comment: We note your disclosure that your “former Sponsor, Sponsor, and directors and officers have agreed to vote any shares of Focus Impact Common Stock owned by them in favor of the Business Combination, including their shares of Focus Impact Class B Common Stock and any Public Shares purchased”. Please revise your disclosure in your notice to stockholders to state whether any compensation was paid to these parties in exchange for their entry in the Sponsor Letter Agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3 of the notice to stockholders in the Registration Statement.

Market Industry and Data, page 4

6.
Staff’s comment: We note your statement that investors should not give “undue weight” on estimates and information from third-party sources included in the prospectus. Please revise this statement to remove any implication that investors are not entitled to rely on disclosure in your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 5 of the Registration Statement.

Questions and Answers, page 5

7.
Staff’s comment: Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 15 and 16 of the Registration Statement.

8.
Staff’s comment: Please revise to disclose the effective underwriting fees to be paid to the underwriters of Crixus BH3’s IPO on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the underwriters in the Company’s initial public offering have waived any right to receive deferred underwriting fees, and, therefore, the Company has not updated the tables in the Registration Statement to reflect the effective underwriting fee at different redemption levels.

Q. What are some of the positive and negative factors that Focus Impact’s board of directors considered when determining to enter ..., page 7

9.
Staff’s comment: We note your disclosure here and elsewhere in the registration statement relating to the total addressable market of SAF and the renewable fuel industry. Please revise your disclosure to provide the factual support, material assumptions, and sources for each of the following statements:

•
“The aviation industry’s share of global energy-related carbon emissions has been growing faster than any other mode of transportation and has more than doubled between 1990 and 2020. According to some estimates, the global SAF market is expected to reach approximately $20.0 billion in size by 2030. The number of flights operated on SAF and the volume of SAF forward purchases were estimated to be 500 and $2.5 billion, respectively, in 2016 and are expected to grow to 1 million and $330 billion, respectively, by 2025” on page 7;

•	“Focus Impact management team anticipates that XCF’s near term expansion pipeline represents an opportunity to generate more than $300 million in EBITDA within 3 years” on page 8;
•	“Up to 80% lower emissions than traditional jet fuel” in the graphic on page 138;
•	“Specifically, the aviation industry, which accounted for 2% of global energy-related CO2 emissions in 2022, is making progress to reduce emissions” on page 138;
•	Disclosure relating to feedstock resources on page 144;
•
“In 2022, petroleum products accounted for approximately 90% of total U.S. transportation sector energy use. Biofuels contributed approximately 6%, most of which were blended with petroleum fuels (gasoline, diesel fuel, and jet fuel). Gasoline, accounting for 52% of transportation energy use, is the dominant transportation fuel in the United States, followed by distillate fuels (mostly diesel fuel) at 23% and jet fuel at 12%” on page 146; and

•	Estimates relating to the SAF industry on page 148.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8, 9, 134, 170, 171, 172, 178, 180 and 181-182 of the Registration Statement.

10.
Staff’s comment: Please revise to expand your disclosure here and elsewhere in your prospectus regarding the due diligence, presentations, metrics and/or projections examined by Focus Impact’s board of directors. In particular, we note your disclosure on page 8 that “[a]s noted in a presentation submitted by the Focus Impact management team to Focus Impact’s board of directors, the average multiple of revenue and EBITDA projected for comparable companies in 2025 is 1.63x and 8.02x, respectively, whereas the multiple of revenue and EBITDA projected for XCF in 2025 at the implied transaction value is 3.48x and 6.77x, respectively.” Please revise to discuss the material findings of this presentation and the underlying assumptions relied upon by the Focus Impact management team in calculating these metrics. Please also ensure that your disclosure throughout the prospectus explains how, and to what extent, the board considered this and other materials in recommending that stockholders approve the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9-10 and 135 of the Registration Statement.

11.
Staff’s comment: Please balance your disclosure by discussing the variety of uncertainties, risks and other potentially negative factors relevant to the business combination considered by Focus Impact’s board of directors and explain, where appropriate, how each factor was considered by the board in determining whether to approve the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and directs the Staff to the disclosure on pages 11-12 of the Registration Statement.

Q: Do I have redemption rights?, page 11

12.	Staff’s comment: Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 13 of the Registration Statement.

Q. What shall be the relative equity stakes of the Public Stockholders and the XCF security holders in NewCo upon completion ..., page 14

13.
Staff’s comment: We note your disclosure in footnote (6) that the public stockholder shares of common stock under each redemption scenario exclude 11,500,000 BHAC warrants as the warrants are not expected to be in the money at closing and includes 389,359 shares of common stock to be transferred by the sponsor to public shareholders pursuant to certain non-redemption agreements. Please revise to provide additional detail regarding the transfer of the 389,359 shares of common stock. Please also revise the tabular disclosure to show the potential impact of redemptions on the per share value of shares owned by non-redeeming stockholders at each redemption level.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 17 through 19 of the Registration Statement.

Q. What interests do the Sponsor and Focus Impact’s current officers and directors have in the Business Combination?, page 17

14.
Staff’s comment: We note your disclosure that “[b]ased on the difference in the purchase price of $0.004 that the Sponsor paid for the Sponsor Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the share price of NewCo after the Closing falls below the price initially paid for the Units in the IPO and the Public Stockholders experience a negative rate of return following the Closing”. Please revise to disclose the rate of return per share that the sponsor would earn as of a recently practicable date.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 24 of the Registration Statement.

15.
Staff’s comment: Please revise your disclosure to discuss the specific number of Sponsor Shares held by Ms. Simms and Mr. Carter. Please also revise to discuss that your Sponsor was founded by affiliates of Focus Impact Partners, LLC, who also serve as officers and directors of Focus Impact Acquisition Corp. and that members of the Focus Impact management team and directors, including Messrs. Stanton, Lyles, Thorn and Carter and Ms. Simms are directors and officers of Focus Impact Acquisition Corp.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 24 of the Registration Statement.

16.
Staff’s comment: We note your disclosure on page 214 that NewCo’s Charter waives the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company respectfully advises the Staff that the NewCo Charter waiver of the corporate opportunities doctrine had no impact on the search for an acquisition target and the Company does not consider this to be a potential conflict of interest.

Summary of the Proxy Statement / Prospectus, page 21

17.
Staff’s comment: Please revise to expand your description of the target, XCF Global Capital, Inc., and include a discussion of its acquisition, New Rise, and the types of products the companies provide and how they will generate revenue. Please also balance your disclosure to include equally prominent disclosure of the limitations and challenges you face in implementing your business strategy and gaining market acceptance. As examples only, we note your disclosure on page 148 that SAF makes up only around 0.1% of the fuel currently in use, that SAF prices have historically been higher than convention jet fuel due to production costs, that you have not produced any SAF fuel to date and your Fort Myers, FL and Wilson, NC facilities currently remain non-operational.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 28 of the Registration Statement.

18.
Staff’s comment: Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. By way of example only, please briefly explain what you mean by terms such as SAF, cellulosic, hydrodeoxygenation, non-feed feedstock, and biomass.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement to clarify the meaning of scientific or technical terms the first time they are used.

Organizational Structure, page 28

19.	Staff’s comment: Please revise your ownership structure diagram prior to the business combination to include the ownership percentages of the sponsor and public stockholders in Focus Impact.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 36 of the Registration Statement.

Risk Factors

Our existing New Rise Reno production facility is in the process of being converted to produce SAF and we currently plan to construct ..., page 34

20.
Staff’s comment: Please expand your disclosure here and elsewhere in the prospectus relating to the expected timeline for the conversion and completion of renewable biodiesel facilities into SAF production facilities for your four sites. We refer to your disclosure on page 139 that you expect New Rise Reno 2 to “come online around 2026” and for the recently acquired Fort Myers and Wilson facilities to begin producing SAF in 2028.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 49-50 and 172-173 of the Registration Statement.

Our financial results are largely affected by the relationship, or margin, between the prices at which we sell SAF and the prices of ..., page 35

21.
Staff’s comment: We note your disclosure relating to your agreement “with a third party to supply all of [y]our non-food feedstocks for [y]our New Rise Reno facility.” You also disclose on page 140 that you have a “long-term agreement with a Fortune 50 company” for the supply of all your non-food feedstock for your New Rise Reno and the offtake of renewable fuels from New Rise Reno. Please revise to address the following:

•
Please revise to disclose when you entered into the supply and offtake agreement, identify the parties to this agreement, briefly describe the material terms of this agreement, and file the agreement as an exhibit to this registration statement pursuant to Item 601(b)(10) of Regulation S-K;

•	Please also revise your risk factor disclosure to discuss the sources of your non-food feedstocks;

•
With respect to your offtake agreement, we note your disclosure on page 38 that the “counterparty has the right, but not the obligation, to purchase all of [y]our SAF production from [y]our existing New Rise Reno facility.” Please revise your disclosures to specify the percentage of your feedstock that is currently purchased by this third party and whether there are any other suppliers or purchasers with which you have contracted with. To the extent that you only have one supplier and purchaser, please revise your disclosures to more prominently highlight this concentration risk to investors; and

•
We note your disclosure on page 141 relating to your intentions that all of your facilities will have offtake agreements in place before the start of production and that management is currently engaged in discussions with or has submitted proposals to multiple partners. Please expand your disclosure relating to the status of these negotiations and confirm that you will update your registration statement once you enter into any offtake agreements with your potential partners and file such agreements as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 51 and 54 of the Registration Statement. Further, the Company respectfully advises the Staff that no material supply or offtake agreements have yet been entered into besides the Phillips 66 agreement, the material terms of which have been described in the Registration Statement. The Phillips 66 agreement, including the amendments and addenda to the original agreement, have been filed as exhibits to the Registration Statement. In addition, the Company confirms that in the event that any offtake agreements with potential partners are entered into, the Company will file such agreements as exhibits to the Registration Statement, to the extent such agreements are material, and update the disclosures in the Registration Statement.

The price of our SAF product relative to the price of petroleum-based conventional jet aviation fuel may affect our revenues ..., page 36

22.
Staff’s comment: We note your disclosure that “[y]our revenue and profitability forecasts include, among other things, assumptions regarding the price at which [y]our SAF product will be sold and [y]our cost of feedstocks used in the production of SAF.” You also disclose that “SAF prices historically have been higher than conventional jet fuel,” which vary based on production costs. Please revise to briefly discuss these assumptions and provide additional detail related to the historical price differences for SAF and conventional jet aviation fuel.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 52 of the Registration Statement.

Our revenues and financial results will depend on the continued adoption and use of SAF by airlines., page 37

23.
Staff’s comment: Please revise to briefly discuss how SAF is currently used by airlines worldwide. We refer to your disclosure on page 143. Please also revise the risk factor on page 40 to provide support for the statement that “[s]everal major airlines have announced goals for adopting SAF for use in meeting their aviation fuel needs.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 51 and 56 of the Registration Statement to change the reference from “for adopting SAF for use in meeting their aviation fuel needs, to “for adopting SAF for use in meeting their sustainability targets as it relates to reducing greenhouse gas emissions” and included the related support thereto.

Our SAF production process depends, in part, on technology that is licensed to us. We do not control this technology ..., page 37

24.
Staff’s comment: We note your disclosure that “New Rise Reno currently has a license agreement in place with Axens North America to utilize Axens’ liquid full hydrotreating technology.” Please revise to discuss the material terms of the agreement with Axens. In particular, please ensure that you discuss the length of the term of the license agreement, when the last-to-expire licensed patent is scheduled to expire, the aggregate amounts paid to date (including the payment of any up-front or execution fees), any royalty rates, the aggregate amount of milestone payments to be paid under the agreement, and any extension, assignment and/or termination provisions, as applicable. Please also file the agreement as an exhibit to this registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 53 of the Registration Statement and has filed the agreement as an exhibit. With respect to your request for disclosure regarding when the last-to-expire licensed patent is scheduled to expire, the Company respectfully advises the Staff that no specific patent is licensed to the Company, as the technology being licensed is comprised of a number of different elements, some of which the Company understands may be subject to patent rights and some of which are not subject to patent rights.

Focus Impact’s directors, executive officers, advisors or their affiliates may take actions, which may influence the vote ..., page 63

25.
Staff’s comment: We note your disclosure that your directors, executive officers, advisors or their respective affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of the business combination, the purpose of which would be “to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination.” Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Response: In accordance with the guidance provided by the Staff in Compliance and Disclosure Interpretations No. 166.01, the Company will ensure that the following conditions are met so that the purchases by our Sponsor and Focus Impact’s directors, executive officers, advisors or their respective affiliates would comply with Rule 14e-5 should the SPAC redemption be deemed a tender offer:

•
The proxy statement/prospectus filed for the Business Combination discloses the possibility that the Sponsor or its affiliates will purchase the Focus Impact securities outside the redemption process, along with the purpose of such purchases;

•	the Sponsor or its affiliates will purchase the Focus Impact securities at a price no higher than the price offered through the redemption process;
•
the proxy statement/prospectus filed for the Business Combination includes a representation that any Focus Impact securities purchased by the Sponsor or its affiliates would not be voted in favor of approving the business combination transaction;

•	the Sponsor and its affiliates do not possess any redemption rights with respect to the Focus Impact securities or, if they possess redemption rights, they waive such rights; and
•	Focus Impact discloses in a Form 8-K, prior to the special meeting of stockholders to approve the Business Combination transaction, the following:
•	the amount of Focus Impact securities purchased outside of the redemption offer by the Sponsor or its affiliates, along with the purchase price;
•	the purpose of the purchases by the Sponsor or its affiliates;
•	the impact, if any, of the purchases by the Sponsor or its affiliates on the likelihood that the business combination transaction will be approved;
•
the identities of Focus Impact stockholders who sold to the Sponsor or its affiliates (if not purchased on the open market) or the nature of Focus Impact stockholders (e.g., 5% security holders) who sold to the Sponsor or its affiliates; and

•	the number of Focus Impact securities for which Focus Impact has received redemption requests pursuant to its redemption offer.

Further to the above, the Company has revised the disclosure on page 80 of the Registration Statement to state that any purchases of Focus Impact securities purchased by the Sponsor or its affiliates would not be voted in favor of approving the business combination transaction.

If Focus Impact is deemed to be an investment company under the Investment Company Act, Focus Impact may be required to institute ..., page 67

26.
Staff’s comment: We note your disclosure that if “Focus Impact does not invest the proceeds as discussed above, Focus Impact may be deemed to be subject to the Investment Company Act”. Please revise your disclosure to clarify that Focus Impact may be deemed to be subject to the Investment Company Act even if it invests the proceeds as discussed in the risk factor as a company investing in government securities and money market funds may still be deemed to be subject to the Investment Company Act. Please also revise the disclosure to note that if Focus Impact is unable to complete the Business Combination by the termination date, it will be forced to liquidate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 85 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 76

27.
Staff’s comment: We note on page 76 that completion of the Business Combination Agreement is contingent upon the successful closing of XCF’s acquisition of New Rise and that your pro forma financial statements present two separate reverse acquisition transactions. Please provide two sets of pro forma financial statements and disclosures for these transactions that are separate and apart so that your disclosures are more readily understandable.

Response: The Company respectfully acknowledges the Staff’s comment and has included two sets of pro forma financial statements on pages 102 through 109 and has revised pages 95 through 99 to discuss the two reverse acquisition transactions separately.

28.
Staff’s comment: We note on page 78 that you expect that New Rise will be the accounting acquirer of XCF and this transaction will close prior to the Business Combination. You also state that “therefore, XCF, the surviving entity of the transaction, as used in this section hereinafter refers to the combined company of both New Rise and XCF.” We do not believe it is appropriate to refer to the surviving entity of the transaction in the same manner as a defined term, as it is potentially unclear. Since XCF Global Capital, Inc., a Nevada corporation, is defined as XCF, please label the surviving entity of the this transaction as a different term and a term that reflects the nature of the entity.

Response: The Company respectfully acknowledges the Staff’s comment and has revised our disclosure on pages 98 and 99. We have provided additional clarity on the description of XCF subsequent to the New Rise Acquisitions, as defined in the Business Combination Agreement (BCA). Previously referred to as the “New Rise Transaction,” we now identify and define the surviving entity of the transaction as ‘Pro forma XCF’ for pro forma purposes.

29.
Staff’s comment: We note you expect the New Rise Transaction to be accounted for as a reverse asset acquisition in accordance with U.S. GAAP, with XCF being treated as the acquired company. Please provide us a full evaluation of your facts and circumstances as it relates to your determination of accounting acquirer. Refer to ASC 805-10-55-10 through 55-15. As part of your response, please identify for us each of the shareholders of the combining entities and their ownership interests both before and after the transaction.

Response: The Company respectfully acknowledges the Staff’s comment and advises the staff of the following analysis related to the New Rise Acquisitions.

Paragraph 805-10-25-5 provides the guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest should be used to identify the acquirer in a business combination, except when a variable interest entity (VIE) is acquired. Based on our analysis, we have determined that neither New Rise Renewables, or XCF meet the criteria to be a Variable Interest Entity (VIE) under ASC 810-10. As a result, in the absence of clear guidance indicating the acquirer, we conducted a detailed assessment using the factors outlined in paragraphs ASC 805-10-55-11 through 55-15 to arrive at our determination of the accounting acquirer.

Since the business combination primarily involved exchanging equity interests rather than cash or other assets, we started our analysis using the guidance specified in ASC 805-10-55-12 instead of ASC 805-10-55-11.

ASC 805-10-55 Criteria	Analysis	Accounting Acquirer Conclusion
12(a): The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

New Rise Renewables’ owners are anticipated to hold more than 58.3% of the voting interests in the combined entity. Additionally, as a part of the New Rise Acquisitions, XCF will issue a convertible promissory note with a principal amount of $100M to the owners of New Rise Renewables, pursuant to the MIPA dated December 8, 2023. This convertible note is convertible into 10 million shares of additional XCF common stock to New Rise Renewables’ owners. The holders of XCF common stock have sole voting rights, one vote for each share held on record. Refer to the share ownership interests for the combining entities below this table.
New Rise Renewables
12(b): The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.
	Not applicable, as New Rise is expected to hold a significant (over 58.3%) voting interest. Refer to the share ownership interests for the combined entities below this table.	New Rise Renewables
12(c): The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.
	With a majority interest in XCF, New Rise Renewables has the authority to appoint all directors and exercises control over the combined entity as per state law.	New Rise Renewables

12(d): The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.
Only members of XCF management (Mihir Dange as CEO, Jae Ryu as Interim CFO, and Joe Cunningham as CAO) will serve as senior management in the post-combination entity. It is anticipated that the former management of New Rise, including Randy Soule, will not hold formal management positions or enter into employment agreements with the combined entity. However, an agreement is expected to be established with Encore DEC, LLC, owned by Randy Soule. Encore DEC has historically provided Engineering, Procurement, and Construction (EPC) services to New Rise Renewables and will manage the transition of New Rise Reno to SAF production for the combined business. Additionally, Encore has provided feedstock degumming, wastewater treatment, and hydrotreater off-gas conservation system construction services to New Rise Renewables, LLC. Encore DEC is also expected to develop XCF’s assets in Carolina and Florida. Given Randy’s significant involvement and ownership of Encore DEC, the combined entity will heavily rely on his operational expertise to oversee its plants moving forward. Randy will also possess a majority of the voting equity in the combined entity, providing him the capability to alter the Board and consequently, the management team. Therefore, while no formal management role is held by the former New Rise Renewables management, their influence on the combined entity's management is considerable.
XCF
12(e): The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

As of the date of the New Rise Acquisitions, New Rise Renewables is the sole party with substantial assets, set to commence operations in September 2024, while XCF holds only two nonoperational bio-diesel assets. It is anticipated that New Rise Renewables’ assets are expected to generate revenue much sooner than XCF through an offtake agreement with a third party.
New Rise Renewables

13: The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.
New Rise Renewables is significantly larger than XCF in terms of assets and value.	New Rise Renewables
14: In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.
XCF initiated the purchase of New Rise Renewables.	XCF
15: A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

The New Rise Acquisitions are primarily affected through equity issuance rather than cash, thus requiring assessment of the accounting acquirer based on the factors mentioned above, regardless of whether a new entity is formed. Each of New Rise Renewables and XCF have pre-combination activities and survive the New Rise Acquisitions so would not be considered to be new entities formed solely for the issuance of equity interests.
Neutral

In evaluating the most substantial elements of the factors above in determining which of the combining entities obtained a controlling interest, we determined that New Rise Renewables and its shareholders obtain a controlling interest and the ability to control the operations of the combined entity and appoint the board of directors through their majority voting interests in XCF subsequent to the New Rise Acquisitions.

Concurrent with the New Rise Renewables Transaction, New Rise Renewables SAF was also combined. New Rise SAF has a common parent with New Rise Renewables and as such is recognized as a common control transaction and accounted for under the pooling of interests method described in ASC 805-50. Please refer to pages 98 through 99 for our revised disclosure on the accounting treatment of the New Rise SAF acquisition.

The shareholders of the combining entities and their ownership interests, both before and after the transaction, are as follows:

Before New Rise Acquisitions	Entities
Shareholders	New Rise Renewables	New Rise SAF	XCF
Randy Soule	100.00%
Randy Soule (through RESC Renewables)		90.01%

GL Part SPV I, LLC		9.99%
GL Part SPV I, LLC (through equity issuance 9/14)			31.88%
GL Part SPV I, LLC (through note conversion)			2.84%
GL Part SPV I, LLC (through New Rise Renewables)
GL Part SPV I, LLC (through New Rise SAF)
GL Part SPV I, LLC (through Southeast Renewables)			10.03%
GL Part SPV I, LLC		9.99%	44.75%

XCF Management			34.37%
Southeast Renewables			20.88%
XCF Corporation
Total	100.00%	100.00%	100.00%

After New Rise New Rise Acquisitions	Entities
Shareholders	New Rise Renewables	New Rise SAF	XCF
Randy Soule			9.51%
Randy Soule (through RESC Renewables)			48.76%

GL Part SPV I, LLC (through equity issuance 9/14)			11.83%
GL Part SPV I, LLC (through note conversion)			1.05%
GL Part SPV I, LLC (through New Rise Renewables)			2.57%
GL Part SPV I, LLC (through New Rise SAF)			2.06%
GL Part SPV I, LLC (through Southeast Renewables)			3.72%
Total GL Part SPV I, LLC			21.23%

XCF Management			12.75%
Southeast Renewables			7.75%
XCF Corporation	100.00%	100.00%
Total	100.00%	100.00%	100.00%

Based on the analysis outlined above and considering the pre- and post-transaction share ownerships, New Rise Renewables was identified as the accounting acquirer, while XCF was considered the acquired entity for accounting purposes.

30.
Staff’s comment: Portions of your pro forma financial statements appear incomplete, including the pro forma adjustments, certain tables and the financial statements related to New Rise Renewables, LLC. Please complete these sections.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 95 through 101 of the Registration Statement with completed sections of the pro forma financial statements, including the pro forma adjustments, specific tables, and the financial statements related to New Rise Renewables, LLC, on pages 102 through 115.

The Background of the Business Combination, page 96

31.
Staff’s comment: We note your disclosure on page 96 that “[o]f the approximately 210 potential business combination targets it had identified, Crixus BH3 entered into non-disclosure agreements with over 50 potential targets that Crixus BH3 believed were most suitable for a potential business combination, based on, among other things, its and its advisors’ preliminary due diligence and evaluation and analysis.” We also note your disclosure on page 98 that following the consummation of the Crixus BH3 Acquisition, “[o]f the approximately 40 potential business combination targets it had reviewed, Focus Impact entered into non-disclosure agreements with over 20 potential targets (including XCF) that Focus Impact believed were most suitable for a potential business combination, based on, among other things, its and its advisors’ preliminary due diligence and evaluation and analysis.” Please revise to further explain how Crixus BH3 and Focus Impact narrowed down their potential business combination targets.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 122-124 of the Registration Statement.

32.	Staff’s comment: We note your disclosure relating to Crixus BH3 management’s search for a business combination target. Please revise to address the following:
•
We note your disclosure on page 96 that “the Crixus BH3 management team commenced an active search for businesses and assets in the real estate, construction and infrastructure industries to pursue a business combination.” We also note that certain target companies with which you entered into LOIs were not in the real estate, construction and infrastructure industries. For example, we note that Company A and B are in the media sector and Company D is a video delivery software company. Please explain whether there was a shift in your target search parameters. Discuss the level of diligence you performed in assessing each of the potential business combination targets and expand your disclosure relating to the board’s reasons for reaching its conclusion not to pursue each of the potential business combination targets;

•
You disclose on page 97 that Crixus BH3 management and its capital markets advisor contacted over 250 prospective investors to seek financing in support of the Company A Business Combination. Please revise to identify this capital markets advisor; and

•	Please clarify when Crixus BH3 determined not to proceed with and terminated the LOIs with Company A and Company B.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 123 of the Registration Statement.

33.
Staff’s comment: Please identify the individuals and/or parties who participated in the meetings and discussions described throughout this section. By way of example only, please revise your disclosures to name which members of your management team attended meetings and were involved in discussions with potential targets. As a related matter, where you disclose general topics and agreements that were discussed at each meeting, including but not limited to the meetings held between December 3, 2023 and December 7, 2023 and between January 9, 2024 and March 11, 2024, please provide additional detail regarding the substance of those discussions and material terms of the relevant agreements, LOIs and business combination agreement drafts.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 125-128 of the Registration Statement.

34.
Staff’s comment: We note your disclosure on page 97 that “[a]fter speaking with multiple parties, Crixus BH3 ultimately agreed to enter into the Potential Crixus BH3 Acquisition with the current Focus Impact management team based on a number of factors, including the terms proposed by the current Focus Impact management team and the likelihood that the current Focus Impact management team would complete a business combination with a suitable target.” Please revise to explain why Crixus BH3’s former management team was interested in selling Crixus BH3. Further, we note your disclosure on page 97 that “the current Focus Impact management team had an existing relationship with a member of the Crixus BH3 management team, which facilitated follow-up discussions regarding the Potential Crixus BH3 Acquisition.” Please disclose the name of the former member of the Crixus BH3 management team and the nature of the relationship.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 124 of the Registration Statement.

35.	Staff’s comment: Please revise your disclosure to address the following issues relating to your financial advisors:
•
We note your disclosure on page 97 that the Crixus BH3 management team and its capital markets advisor contacted over 250 prospective investors to seek financing in support of the Company A Business Combination. Please revise to identify this capital markets advisor and the scope of the engagement of such advisors; and

•
We refer to your disclosure that “[i]n the fall of 2023, the current Focus Impact management team was contacted by its financial advisor, Cohen & Company Capital Markets...regarding the possibility of taking over the management of Crixus BH3.” Please revise to clarify Cohen & Company Capital Market’s role in the transaction. Please also disclose the scope of the engagement of Cohen & Company as XCF’s financial adviser, including any fees paid to CCM by XCF and/or by Focus Impact management. Please also revise to discuss any conflict of interest stemming from CCM serving as financial adviser to Focus Impact management and XCF and EntrepreneurShares serving as the financial adviser to Focus Impact.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 123-124 of the Registration Statement.

36.
Staff’s comment: We note your disclosure on page 99 regarding the enterprise values of XCF included in the various LOIs circulated by Focus Impact to XCF. For example, we note that the “initial draft of the Letter of Intent included (i) a $1,500,000,000 to $2,000,000,000 enterprise value of XCF” while the execution version of the LOI circulated on December 7, 2023 included “a $1,750,000,000 enterprise value of XCF”. Please revise to discuss how you reached this enterprise value for XCF, particularly in light of XCF’s minimal operations and significant debt. When discussing your calculations, please ensure that you address the methodology employed in reaching the valuation, including the underlying assumptions and conclusions of the Focus Impact Board.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 126, 135 and 139 of the Registration Statement.

37.
Staff’s comment: We note your disclosure on page 102 that “[o]n January 16, 2024, Kirkland distributed an initial draft of the Business Combination Agreement to Stradley”. We also note that subsequent drafts were exchanged until the agreement was executed on March 11, 2024. Please revise to include a discussion of negotiations relating to the material terms of the transaction, including but not limited to the evolution of the transaction structure; lock-up agreements; and post-closing governance terms. In your revised disclosure, please explain the reasons for such terms, each party’s position on such issues, the proposals and counter-proposals made during the course of negotiations and drafts exchanged, and how you reached agreement on the final terms.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 129-133 of the Registration Statement.

38.
Staff’s comment: We note your disclosure on page 102 that “[o]n February 6, 2024, Focus Impact retained Zukin to conduct a review of the basis for the projections of future financial performance provided by XCF and the underlying assumptions used to make such projections.” We also note your disclosure on page 103 that “[b]etween March 6 and March 10, 2024, each of Marsh, which conducted a review of XCF’s insurance coverage, Zukin, which conducted a review of the underlying assumptions of and basis for the projections of future financial performance prepared by XCF, and Kirkland, which conducted a legal due diligence review of XCF, provided Focus Impact with reports summarizing each of their key findings with respect to XCF. These reports were provided to the Focus Impact Board in advance of the videoconference meeting of the Focus Impact Board on March 10, 2024”. Please revise to discuss the scope of your engagement with each of Zukin and Marsh, including any fees paid to the respective parties. Please also revise to discuss the material findings prepared by Zukin, Marsh and Kirkland, including the consideration given to such findings by the board of directors in deciding whether to approve the business combination as disclosed on page 106, and provide us with your analysis of whether such findings constitute a “report, opinion or appraisal materially relating to the transaction,” as described by Item 4(b) of Form S-4. If Item 4(b) applies to such findings, please provide the information required by the item.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 129 and 130 of the Registration Statement. Additionally, the Company has filed the Reasonable Basis Review Report provided by Zukin Certification Services, LLC (“Zukin”) and the consent of Zukin to be named as Annex J and exhibit 99.4, respectively, to the Registration Statement.

The Company respectfully advises the Staff that it does not believe that the materials provided by Marsh and Kirkland constitute a “report, opinion or appraisal materially relating to the transaction” within the scope of Item 1015(b) of Regulation M-A. The materials provided by such advisors were limited to due diligence considerations of the business of XCF and public company comparables and other information relating to XCF’s valuation. The advisors did not opine on the fairness or amount of consideration to be paid in connection with the Business Combination. The Company further respectfully advises the Staff that the advisors did not opine on the reasonableness of the terms of the Business Combination and none of the advisors arrived at or provided any independent conclusions nor made any recommendations regarding the value or soundness of the transaction. For the reasons stated above the Company believes that the materials provided by the advisors are not reports, opinions or appraisals materially relating to the transaction.

39.
Staff’s comment: We understand that Guggenheim and BTIG, the underwriters in your SPAC IPO, irrevocably waived $8,050,000 in deferred underwriting fees that would otherwise be due to them upon the closing of the business combination. Please provide the following disclosure with respect to Guggenheim and BTIG:

•
Please describe the relationship, if any, between Guggenheim and BTIG and Crixus BH3 and/or Focus Impact after the close of the IPO, including any financial or merger-related advisory services conducted by Guggenheim or BTIG. For example, clarify whether either Guggenheim or BTIG had any role in the identification or evaluation of business combination targets.

•
Tell us whether Guggenheim or BTIG was involved in the preparation of any disclosure that is included in the draft registration statement on Form S-4, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify, if true that Guggenheim and BTIG claim no role in the SPAC’s business combination transaction and have affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

•
Please tell us whether you are aware of any disagreements with Guggenheim or BTIG regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that Guggenheim and BTIG were to be compensated, in part, on a deferred basis for underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Guggenheim and BTIG are waiving such fees and disclaiming responsibility for the draft registration statement on Form S-4. Clarify the unusual nature of such a fee waiver and the impact of the same on the evaluation of the business combination.

•
Disclose whether Guggenheim and BTIG provided you with any reasons for the fee waivers. If there was no dialogue and you did not seek out the reasons why Guggenheim and BTIG were waiving deferred fees despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that Guggenheim and BTIG have performed all their obligations to obtain the fee and therefore are gratuitously waiving the right to be compensated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 43-44 and 81-82 of the Registration Statement.

Opinion of EntrepreneurShares Valuation Services, page 110

40.
Staff’s comment: We note your disclosure on page 110 that in connection with rendering its opinion, EntrepreneurShares considered financial forecasts provided by the management of XCF. Please revise your disclosure to clarify when the XCF projections were provided to Focus Impact and disclose these forecasts, including additional detail regarding the assumptions and limitations underlying these financial forecasts.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 140 of the Registration Statement.

41.
Staff’s comment: We note your disclosure on page 115 that “[p]ursuant to the terms of EntrepreneurShares’ engagement letter with Focus Impact, EntrepreneurShares was entitled to receive a fee appropriate for the scope of work.” Please revise to disclose the fee paid to EntrepreneurShares.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 145 of the Registration Statement.

Summary of EntrepreneurShares’ Financial Analysis of XCF, page 111

42.	Staff’s comment: We note your disclosure relating to EntrepreneurShares’ financial analysis of XCF. Please revise to address the following:
•
We note your disclosure on page 114 that an enterprise value-to-EBIT multiple, an enterprise value-to-EBITDA multiple and an enterprise value-to-PE multiple were selected as the comparable valuation metric for the comparable companies identified to determine an implied enterprise value range of XCF’s potential future business. Please revise to disclose the enterprise valuations, multiples and other quantitative metrics for XCF and the selected comparable companies that were used to calculate the enterprise value range and multiples for XCF;

•
You disclose on page 114 that EntrepreneurShares’ calculation of the implied Enterprise Value of XCF was “based on various assumptions XCF management indicated that XCF plans to pursue.” Please expand your disclosure to briefly describe XCF management’s assumptions regarding its plans; and

•
We note your disclosure on page 114 that EntrepreneurShares’ estimated discount rate was based on its “judgment of the idiosyncratic risk profile of the potential future business of XCF, in conjunction with industry and economic indicators.” Please provide additional detail relating to XCF’s “idiosyncratic risk profile.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 143-145 of the Registration Statement.

Representation and Warranties, page 119

43.	Staff’s comment: Please revise your list of representations and warranties to describe the material terms of each item rather than providing a summary list.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 150-151 of the Registration Statement.

Conditions to Closing, page 123

44.	Staff’s comment: Please revise to clarify whether NewCo’s initial listing application with the applicable exchange can be waived by any of the parties to the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 155 of the Registration Statement.

Termination, page 125

45.
Staff’s comment: We note your disclosure that the business combination agreement may be terminated by either Focus Impact or XCF, if the Business Combination shall not have been consummated on or prior to September 11, 2024; provided that if the SEC has not declared the proxy statement/prospectus effective on or prior to September 11, 2024, the Termination Date shall be automatically extended to November 11, 2024. Please expand your disclosure relating to this automatic extension, including whether public stockholders will be given an opportunity to redeem their shares of common stock in connection with this extension.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 218 of the Registration Statement.

Material U.S. Federal Income Tax Considerations, page 129

46.
Staff’s comment: It appears that you intend to file a tax opinion as Exhibit 8.1 to your filing. Please revise this section to state clearly where the disclosure is the opinion of named counsel and to ensure that the disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. Please also remove language stating that “generally” certain tax consequences will apply or assuming certain consequences. If there is uncertainty regarding the tax treatment of the transactions, counsel may (1) issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty and (2) explain why it cannot give a firm opinion. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and has (i) revised the disclosure on page 151 of the Registration Statement to clearly identify and articulate the opinion being rendered with respect to the tax considerations for beneficial owners of BHAC public shares and public warrants of the NewCo Merger and the Company has included the opinion of Kirkland & Ellis LLP as Exhibit 8.1 of the Registration Statement and (ii) revised the disclosure on page 167 of the Registration Statement to clearly identify and articulate the opinion being rendered with respect to the tax considerations for beneficial owners of XCF shares of the Company Merger and the Company has included the opinion of Stradley Ronon Stevens & Young, LLP as Exhibit 8.2 of the Registration Statement.  The Company has revised the disclosure on pages 161 through 168 to remove language stating that “generally” certain tax consequences will apply or assuming certain consequences.  However, the Company has retained usage of the word “generally” in a few instances where a rule is being described, e.g., the definition of a capital asset, or what qualifies as the complete termination of an interest in connection with redemptions.  The Company does not believe that the use of the word “generally” in these instances is inconsistent with the Staff’s comment as the word is not used in the description of certain tax consequences or in assuming certain consequences.

Information About XCF Global Capital, Inc., page 138

47.
Staff’s comment: We note your disclosure on page 139 that “[t]otal anticipated annual production output of SAF, assuming the timely completion of all four of these projects, is expected to be 155 million gallons per year by the end of 2028.” We also note your disclosure on page 140 that “[u]pon completion of the SAF conversion, the New Rise Reno facility is expected to produce 38 million gallons of SAF per year,” your disclosure on page 141 that “[o]nce operational, each facility is expected to produce 38 million gallons of SAF annually, adding a combined 76 million gallons of annual production output.” Please revise to explain how you calculated these anticipated annual production outputs, including any underlying assumptions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 172 of the Registration Statement.

48.
Staff’s comment: We note your disclosure on page 142 that “XCF’s SAF facilities require less area and can be efficiently replicated as modular design facilitates rapid expansion across the country” and that “[w]hile the timeline for conversion projects will vary by project, XCF currently expects to be able to bring newly constructed sites online within 36 months from land acquisition.” Please revise to explain why XCF’s facilities require less area and further discuss the SAF facilities’ modular design.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 174-175 of the Registration Statement.

49.
Staff’s comment: We note your disclosure on page 139 that “[i]n order to convert the existing New Rise Reno facility from renewable diesel production to SAF production, we intend to invest approximately $22 million for (i) necessary equipment conversions to convert the current production from renewable diesel to SAF, (ii) facility infrastructure and (iii) installation, lab expansion, modifications and related facility engineering, design and technical analysis.” Please revise to disclose whether you have obtained a source of funding for the $22 million required for these works.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 49 and 173 of the Registration Statement.

50.	Staff’s comment: We note that XCF has entered into various purchase agreements as disclosed on page 141. In particular, we note the following:
•	On October 31, 2023, XCF entered into an asset purchase agreement with Good Steward Biofuels FL, LLC to acquire a biodiesel plant in Fort Myers, Florida.
•
On October 31, 2023, XCF also entered into an asset purchase agreement with Southeast Renewables, LLC to acquire a biodiesel plant in Wilson, North Carolina, for an aggregate purchase price of $100.0 million.

•
On December 29, 2023, XCF and Southeast Renewables, LLC entered into a note purchase agreement to convert the $23.0 million in principal outstanding and $297,425 in accrued interest at a conversion factor of $10.00 per share into 2,329,743 common stock shares.

•
In February 2024, XCF entered into an operations and maintenance agreement with Orion Plant Services, Inc. for the day-to-day operations of New Rise Reno and intends to utilize Orion or similar operations and maintenance service providers to operate New Rise Reno 2, Fort Myers, and Wilson.

Please file these agreements as exhibits to the registration statement per Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the agreements as exhibits to the Registration Statement.

51.
Staff’s comment: We refer to your disclosure on page 141 that the company intends to prioritize future development in locales with favorable regulatory policies, such as in Tier 1 Renewable Chemical investment tax credit (ITC) areas in Trade Association for Commercial Property Assessed Clean Energy (C-PACE) approved states. Please revise to clarify whether the locations in which you currently operate, including Nevada, Florida and North Carolina, are considered to be Tier 1 ITC areas.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 172 of the Registration Statement.

52.
Staff’s comment: We note your disclosure that the completion of the business combination agreement is contingent upon the closing of XCF’s acquisition of New Rise pursuant to the Membership Interest Purchase Agreements, dated as of December 8, 2023, and that the New Rise Acquisitions are currently expected to close in the second quarter of 2024. Please revise to discuss the status of the New Rise Acquisitions and file the membership interest purchase agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to do so.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 198 of the Registration Statement and has filed the requested exhibits.

Competitive Environment, page 149

53.
Staff’s comment: Please revise to disclose your main competitors developing SAF. Please also discuss the size and scope of your main competitors relative to XCF, including whether any competitors currently have operational sites.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 183 – 184 of the Registration Statement.

Intellectual Property, page 152

54.
Staff’s comment: We note your disclosure on page 152 relating to New Rise’s pending utility patent related to the design, layout and configuration of the New Rise Reno facility. Please revise your disclosure to identify the applicable jurisdiction and expirated expiration of the pending patent application.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 186 of the Registration Statement to include the applicable jurisdiction of the pending patent application. The Company respectfully advises the staff that such patent has not yet been approved.

Regulatory Matters - Environmental and Compliance, page 152

55.	Staff’s comment: Please revise this section to discuss specific regulations that XCF is subject to, and state whether XCF is currently in compliance with such regulations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 184 – 186 of the Registration Statement.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Of XCF

Liquidity and Capital Resources, page 164

56.
Staff’s comment: We note your disclosure on page 165 that “[t]he Company currently has available certain bridge financing from a significant shareholder to fund its operations.” Please revise to discuss the material terms of this bridge financing and identify the significant shareholder. Please also file the bridge financing agreement as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment, advises the Staff that historically the Company was able to obtain certain bridge financing from a significant shareholder (GL Part SPV I, LLC) to fund its operations but there is no ongoing commitment or obligation to provide such financing in the future, and has revised the disclosure on page 201 of the Registration Statement.

Information About Focus Impact, page 170

57.
Staff’s comment: We note your disclosure that on December 7, 2022, in connection with the first charter amendment, 17,987,408 public shares were tendered for redemption and that on October 6, 2023, in connection with the second charter amendment, 2,700,563 public shares were tendered for redemption. Please amend your disclosure in the summary term sheet, risk factors, and where appropriate throughout your filing, to disclose the percentage of stockholder redemptions relative to total shares outstanding as of the date of your filing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 29, 83, 207 and 215 of the Registration Statement.

58.
Staff’s comment: Please revise to describe the business experience during the past five years of each director and executive officer, including: each person’s principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the Company. As an example only, we note your disclosure on page 172 that “Mr. Stanton is former Managing Partner and Head of Private Equity for Invesco Private Capital, a division of Invesco, Ltd. (NYSE: IVZ), which managed private investment vehicles across private equity, venture capital, and real estate.” Please revise to include the period that Mr. Stanton was employed at Invesco. Refer to Item 401(e) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 208 – 211 of the Registration Statement.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Of Focus Impact, page 179

59.
Staff’s comment: We note your disclosure that “[o]n November 3, 2023, we entered into the Subscription Agreement with the sponsor and Polar Multi-Strategy Master Fund, an unaffiliated third party, pursuant to which Polar agreed to make certain capital contributions to the Company of up to $1,200,000 from time to time, at the request of the Company, subject to the terms and conditions of the Subscription Agreement.” We also note your disclosure on page 190 that “[i]n the event the company liquidates without consummating an initial business combination, any amounts remaining in the company’s cash accounts (excluding the company’s Trust Account) will be paid to Polar by the company within five (5) calendar days of the liquidation, up to the amount of the Capital Contribution that is funded.” Please revise your disclosures throughout the registration statement to note that Polar, which may hold 1,320,000 shares of NewCo Class A common stock, has an interest in the completion of the business combination as it may lose a significant portion if not all of the money it has contributed to Focus Impact if a business combination is not consummated.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 216 and 234 of the Registration Statement.

Management after the Business Combination, page 195

60.
Staff’s comment: Please revise to disclose the specific experience, skills, qualifications and attribute of each director that led you to the conclusion that each such director should serve as one of the directors of the combined company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 240 through 243 of the Registration Statement.

Financial Statements of Focus Impact BH3 Acquisition Company

Note 7. Commitments, page F-30

61.
Staff’s comment: We see that Focus Impact BH3 Acquisition’s deferred underwriting fees were waived in connection with the Purchase Agreement. Please provide us with details of your accounting and the accounting guidance upon which you based your determination. In this regard, it appears that the liability should have been reversed through stockholders’ deficit and not through the statement of operations.

Response: The Company is not aware of specific accounting guidance directing the accounting for the forgiveness of a deferred underwriting fee. In determining the Company’s accounting policy, the Company followed the guidance from ASC 405, “Liabilities”. Upon forgiveness of the deferred underwriting fee by the underwriter, the Company had an unconditional release from this liability and analogized the forgiveness of the deferred underwriting fee to the forgiveness of other liabilities. Upon the unconditional release from the liability, the underwriter fee liability was removed, and the Company recorded a gain in the statement of operations.

In consideration of whether the impact should have been reversed through equity rather than through earnings, we noted that an additional adjustment (increase) would be required in arriving at income available to common shareholders, and thus such alternative treatment would have no impact on the reported income available to common shareholders when calculating earnings per share. Nonetheless, we believe that the aforementioned accounting guidance in ASC 405 is the most relevant to the transaction.

Financial Statements of XCF Global Capital, Inc

Note 3. Asset Acquisition, page F-42

62.	Staff’s comment: We note the following:
•	GL received 20,450,000 common shares of XCF on September 14, 2023 at a subscription purchase price of $0.001, equal to an ownership interest of 48.1% at the time of issuance;
•
On October 31, 2023 XCF issued 7,700,000 common shares and a $23 million convertible note to Southeast Renewables as part of an asset purchase agreement and XCF recorded the acquired assets based on their fair value of $4.6 million. Additionally, on December 29, 2023 the convertible note was converted into 2.4 million common shares of XCF;

•	On October 31, 2023 XCF issued 9,800,000 common shares to Southeast Renewables as part of an asset purchase agreement and XCF recorded the acquired assets based on their fair value of $8.6 million;
•	GL’s ownership of Southeast Renewables at year-end was 32.45%;
•	GL’s direct ownership of XCF after the asset acquisitions was 32.8%; and
•	Southeast Renewables’ direct ownership of XCF was 29.2% after its sale of assets to XCF and 31.8% at year-end after its note conversion.

Based on these observations, please tell us how you considered Staff Accounting Bulletin Topic 5.G, codified in ASC 845-10-S99-1, as part of your determination of the appropriate accounting for the asset acquisitions. Specifically, please evaluate for us whether the acquired assets should be recorded at Southeast Renewables’ historical cost basis determined under U.S. GAAP.

Response: The Company respectfully acknowledges the Staff’s comment and submits that Staff Accounting Bulletin Topic 5.G (codified as ASC 845-10-S99-1) does not apply to these transactions, based on the facts below:

1.	The shares issued in the acquisition of assets in Wilson, North Carolina and Ft. Myers, Florida are private shares of XCF.
2.
The exchange of assets in each of the Wilson, North Carolina and Ft. Myers, Florida for shares of XCF has closed and is not conditioned upon the successful completion of the proposed FIAC Business Combination nor a first time public offering.

3.
The asset acquisitions were completed in October of 2023, which management expects will be at least [9 months] prior to the effectiveness of the business combination and thus not “just prior to or contemporaneously with a first-time public offering”.

4.	The proposed Business Combination Agreement with FIAC is not a “first time initial public offering”; it is a business combination which may or may not ever be completed.

Therefore, in accordance with ASC 845-10-30, the Company determined that that the fair value of the assets acquired were more readily determinable then the fair value of the shares issued and convertible note issued, and have therefore recognized the assets acquired and liabilities assumed on a relative fair value basis.

Note 11. Significant Contracts, page F-45

63.
Staff’s comment: We note on December 8, 2023, XCF entered into an agreement with RESC Renewables Holdings LLC to acquire all of the Membership Interests of New Rise Renewables, LLC in exchange for a convertible promissory note of $100 million and 88,750,000 common stock shares of XCF and an agreement with Randy Soule and GL to acquire all of Membership Interests of New Rise SAF Renewables Limited Liability in exchange of 20,000,000 common stock shares of XCF. On pages 77 and 85 you indicate that the financial statements of New Rise are included in this filing, but that does not appear to be the case. Likewise, you indicate that the MD&A of New Rise is included in this filing, but that does not appear to be the case. Please provide these financial statements and include MD&A and Business sections for New Rise in your filing. We may defer our review of future filings until the historical financial statements and MD&A are included in the filing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 224 to 231 and F-3 to F-23 of the Registration Statement.

Note 12. Related Party Transactions, page F-46

64.
Staff’s comment: We note XCF issued an aggregate of 21,850,000 common stock shares to management of XCF on September 14, 2023. In the following section you disclose that GL’s beneficial ownership of XCF as of December 31, 2023 is comprised of 20,450,000 common stock shares, issued on September 14, 2024 [sic]. Please address the following:

•
Clarify whether the 21,850,000 shares XCF discloses here is correct as 22,050,000 shares is disclosed on page 192, and the later number and 20,450,000 reconcile to the 42,500,000 common shares disclosed in the Statement of Stockholders’ Equity;

•	Clarify in your disclosure the number of shares each executive officer of XCF received; and
•	Identify for us the individual owners of GL Part SPV I, LLC and their respective ownership interests.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 237 of the Registration Statement to clarify the number of shares each executive officer of XCF received. Further, the Company respectfully advises that Staff that Majique Ladnier is the sole member of GL Part SPV I, LLC.

General

65.
Staff’s comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s sponsor is not controlled by nor does it have substantial ties to any non-U.S. person. As currently there are no non-U.S. persons that are otherwise involved in this business combination, the Company does not expect that CFIUS review would be relevant to this transaction. If in the future, non-U.S. persons will become involved in this business combination (for example, as PIPE investors), the Company will update the Registration Statement to include the relevant disclosure.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Carl Stanton, Chief Executive Officer of Focus Impact BH3 NewCo, Inc. by telephone at 917-535-3776 or by email at cstanton@focus-impact.com.

Sincerely,

/s/ Carl Stanton
Carl Stanton

Via E-mail:

cc:	Peter Seligson, P.C. Allison C. Bell Kirkland & Ellis LLP Thomas L. Hanley Christopher S. Connell Stradley Ronon Stevens & Young, LLP